Exhibit (a)(1)(F)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS PARTICIPATING IN
THE OPTION EXCHANGE PROGRAM CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:
To:
From:	Endwave Corporation
Re:	Confirmation of Receipt of Notice of Withdrawal
This message confirms that we have received your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn all of the eligible option grants listed on the Notice of Withdrawal and you have revoked your prior acceptance of our offer to exchange your eligible option grants. You will not receive any new option grants and you will retain your eligible option grants previously tendered for exchange with their existing term, exercise price, vesting schedule and other terms and conditions.
If your Notice of Withdrawal is properly completed and signed, we accept your rejection of our exchange offer. Your eligible option grants will remain outstanding after this exchange offer closes at 5:00 p.m., Pacific Time, on February 6, 2008, unless this exchange offer is extended by us.
You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form or other documents relating to this exchange offer) to Theresa Medina at 130 Baytech Drive, San Jose, California, 95134, or by calling (408) 522-3141 or sending an email to theresa.medina@endwave.com.